UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 29494 / November 2, 2010

In the Matter of

CLAYMORE EXCHANGE-TRADED FUND TRUST
CLAYMORE EXCHANGE-TRADED FUND TRUST 2
CLAYMORE EXCHANGE-TRADED FUND TRUST 3
GUGGENHEIM FUNDS INVESTMENT ADVISORS, LLC
GUGGENHEIM FUNDS DISTRIBUTORS, INC.
2455 Corporate West Drive
Lisle, IL 60532

(812-13657)

ORDER UNDER SECTIONS 6(c), 12(d)(1)(J) AND 17(b) OF THE INVESTMENT
COMPANY ACT OF 1940

Claymore Exchange-Traded Fund Trust, Claymore Exchange-Traded Fund Trust 2, Claymore
Exchange-Traded Fund Trust 3 ("Trusts"), Guggenheim Funds Investment Advisors, LLC
("Adviser"), and Guggenheim Funds Distributors, Inc. filed an application on May 5, 2009, and
amendments to the application on November 23, 2009, September 3, 2010, October 1, 2010, and
October 20, 2010, requesting an order under sections 6(c), 12(d)(1)(J) and 17(b) of the
Investment Company Act of 1940 ("Act") to amend a prior order under section 6(c) of the Act
granting exemptions from sections 2(a)(32), 5(a)(1), 22(d), 22(e) and 24(d) of the Act and rule
22c-1 under the Act, under section 12(d)(1)(J) of the Act granting an exemption from sections
12(d)(1)(A) and 12(d)(1)(B) of the Act, and under sections 6(c) and 17(b) of the Act granting an
exemption from sections 17(a)(1) and 17(a)(2) of the Act ("Prior Order").[1]

The Prior Order permits: (a) open-end management investment companies, whose series are
based on certain equity or fixed-income securities indexes (each, an "Underlying Index"), to
issue shares of limited redeemability; (b) secondary market transactions in the shares of the
series to occur at negotiated prices; (c) dealers to sell shares to purchasers in the secondary
market unaccompanied by a prospectus when prospectus delivery is not required by the
Securities Act of 1933; (d) certain affiliated persons of the series to deposit securities into, and

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[1]   Claymore Exchange-Traded Fund Trust, et al., Investment Company Act Release Nos. 27469 (Aug. 28,
2006) (notice) and 27483 (Sept. 18, 2006) (order), *as amended by* Investment Company Act Release Nos. 27982
(Sept. 26,2007(notice) and 28019 (Oct. 23, 2007) (order).

receive securities from, the series in connection with the purchase and redemption of aggregations of the series' shares; (e) under certain circumstances, certain series to pay redemption proceeds more than seven days after the tender of shares; and (f) certain registered management investment companies and unit investment trusts outside of the same group of investment companies as the series to acquire shares of the series. The amended order would: (a) permit certain series of the Trusts to track an Underlying Index that is created, compiled, sponsored, or maintained by an index provider that is an affiliated person, or an affiliated person of an affiliated person, of the series; (b) delete the relief granted from section 24(d) of the Act and revise various disclosure requirements in the applications for the Prior Order ("Prior Applications"); (c) modify the 80%/90% investment requirement in the Prior Applications; (d) revise the discussion of depositary receipts in the Prior Applications; and (e) permit the personnel of the Adviser or any sub-adviser who are responsible for the designation and dissemination of the securities to be used for creations or redemptions to also select securities for purchase or sale by actively-managed accounts of the Adviser or any sub-adviser.

On October 7, 2010, a notice of the filing of the application was issued (Investment Company Act Release No. 29458). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemptions is appropriate in and consistent with the public interest, and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

In addition, it is found that the terms of the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and that the proposed transactions are consistent with the policy of each registered investment company concerned and with the general purposes of the Act.

Accordingly, in the matter of Claymore Exchange-Traded Fund Trust, et al. (File No. 812-13657),

IT IS ORDERED, under section 6(c) of the Act, that the requested exemptions from sections 2(a)(32), 5(a)(1), 22(d), and 22(e) of the Act and rule 22c-1 under the Act are granted, effective immediately, subject to the conditions in the application, as amended.

IT IS FURTHER ORDERED, under section 12(d)(1)(J) of the Act, that the requested exemption from sections 12(d)(1)(A) and 12(d)(1)(B) of the Act is granted, effective immediately, subject to the conditions in the application, as amended.

IT IS FURTHER ORDERED, under sections 6(c) and 17(b) of the Act, that the requested exemption from sections 17(a)(1) and 17(a)(2) of the Act is granted, effective immediately, subject to the conditions in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Florence E. Harmon
Deputy Secretary